Exhibit 99.1
Satyam announces approval from the Federal Cartel Office of
Germany and in-principle approval from BSE and NSE
Hyderabad, 24 April 2009: Satyam Computer Services Limited. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that the Seventh Division of the Federal Cartel Office of Germany has issued a letter dated 22 April, 2009 (the “FCO Letter”), permitting the completion of the acquisition of a controlling stake in the Company by Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited.
The Company has also received ‘in-principle’ approvals from the Bombay Stock Exchange Limited dated 22 April, 2009 (the “BSE”, and such letter, the “BSE Letter”) and the National Stock Exchange of India Limited dated 22 April, 2009 (the “NSE”, and such letter, the “NSE Letter”) for the issuance of 30,27,64,327 (Thirty Crores Twenty Seven Lakhs Sixty Four Thousand Three Hundred and Twenty Seven Only) equity shares (the “Initial Shares”) of Rs. 2/- each at a premium of Rs. 56/- per share to Venturbay Consultants Private Limited on a preferential basis. Upon allotment of the Initial Shares, the Company will seek the approval of the BSE and NSE for listing and trading of the Initial Shares.
This press release, an English translation of the FCO Letter, the BSE Letter and the NSE Letter are being furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K and are available to the public over the Internet on the Company’s website at http://www.satyam.com and the SEC’s website at http://www.sec.gov. Further, this press release and the FCO Letter are being submitted to the BSE and the NSE.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the allotment of the Initial Shares, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

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